UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

ICOS Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

449295104

 (CUSIP Number)

HealthCor Management, L.P.
Carnegie Hall Tower
152 West 57th Street, 47th Floor
New York, New York 10019
Attention: Mr. Steven J. Musumeci
212-622-7884

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2006

 (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  /__/.v059516

CUSIP No. 449295104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) HealthCor Management, L.P. 20-2893681
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ࿇ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.18%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 449295104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) HealthCor Associates, LLC 20-2891849
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ࿇ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.18%
14	TYPE OF REPORTING PERSON (See Instructions) OO - limited liability company

CUSIP No. 449295104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Arthur Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ࿇ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.18%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 449295104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joseph Healey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ࿇ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.18%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 2 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2006 and amended by amendment No. 1 on November 13, 2006 (the “Schedule 13D”), by HealthCor Management, L.P., HealthCor Associates, LLC, Joseph Healey, and Arthur Cohen (collectively, the “HealthCor Group”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Information contained in this Statement is as of the date hereof, unless otherwise expressly provided herein.

Item 4. Purpose of Transaction.

The response to Item 4 is hereby amended and restated in its entirety as follows:

The shares of Common Stock reported in Item 5 were initially acquired for investment purposes, without the intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. However, the HealthCor Group has recommended, and from time-to-time, may continue to recommend to the Issuer’s management various strategies for increasing shareholders’ value.

As previously disclosed on the Schedule 13D, on October 17, 2006, ICOS Corporation (the “Issuer” or “Company”) announced that it had entered into a merger agreement whereby it would be acquired by Eli Lilly and Company (“Eli Lilly”) and on November 1, 2006, the Company filed a preliminary proxy statement with the SEC whereby the Company’s management recommended that the Company’s shareholders vote to approve the merger with a consideration of $32 per share of Common Stock. After reviewing the terms of the merger and the financial condition of the Company, the HealthCor Group determined that it intends to not vote in support of the merger as it does not believe the consideration offered adequately compensates the Company’s shareholders for their interest in the Company. On November 2, 2006, HealthCor Management delivered a letter ( the "November 2nd letter") to the Board of Directors of the Company explaining its reasoning for not supporting the merger with Eli Lilly.

Subsequently, on November 3, 2006, we contacted the offices of Paul N. Clark, Chairman and Chief Executive Officer, and Michael A. Stein, Chief Financial Officer, to offer that we would travel to ICOS’ offices, at our expense, and discuss with management and the Board of Directors our valuation analysis and conclusions.

On November 13, 2006, we delivered a second letter (the "November 13th Letter;" together with the November 2nd Letter, the "HealthCor Letters") to the Company’s Board of Directors reiterating the positions taken in the November 2nd Letter, describing our attempts to communicate with Company’s senior management and providing additional examples of healthcare sector transactions disclosed since the Company’s announcement of the proposed merger with Eli Lilly. In response to an unsolicited request from Institutional Shareholder  Services (“ISS”) for additional information regarding our intention to vote against the proposed acquisition of ICOS by Eli Lilly, we met with ISS on November 28, 2006 and explained our position regarding the proposed merger. On November 30, 2006 the Company filed under cover of Schedule 14A shareholder presentation material designed to provide a rationale for the valuation being offered to its shareholders. After reviewing the presentation material we determined that: it did not address many of the serious concerns we have raised; it relies in part on an undisclosed analysis; aspects of the material, in our view, actually support some of our positions; under the compensation arrangement entered into between the Company and Merrill Lynch, Pierce, Fenner & Smith (“Merrill”), the Company’s financial advisor for the proposed merger, Merrill is not incentivized to maximize shareholder value; and under compensation arrangements entered into the day before the proposed merger was announced between the Company and its management, management has a meaningful financial incentive to close the transaction on a basis unfavorable to the Company’s shareholders. On December 4, 2006 the HealthCor Group mailed via overnight delivery service (and by facsimile transmission) a letter to the Company's Board of Directors reiterating the positions taken in the HealthCor Letters and setting forth the issues the HealthCor Group has with the presentation material filed by the Company (the "December 4th Letter"). A copy of the December 4th Letter is attached hereto as Exhibit 1.

The HealthCor Group will also continue to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer’s operations and other factors, specifically management’s ability to maximize shareholder value. In particular, the HealthCor Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and applicable state securities or “blue sky” laws. In addition, the HealthCor Group may seek to influence the policies, procedures, goals and strategic plans of the Issuer through direct communication with the Issuer’s management or otherwise.

The HealthCor Group reserves the right to change its plans and intentions at any time as it deems appropriate with respect to all matters referred to in this Item 4 other than to act as a participant in an election contest or other control transaction.

Except as otherwise set forth above, no member of the HealthCor Group has any plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The response to Item 5 is hereby amended and supplemented in the following respects:

(a) - (b) As of December 4, 2006, the HealthCor Group beneficially owned in the aggregate 3,400,000 shares of Common Stock which represents approximately 5.18% of the Company's Common Stock based upon 65,637,939 shares of Common Stock of the Company issued and outstanding as of October 30, 2006 as reported in the Company's Definitive Proxy Statement filed under Schedule 14A on November 14, 2006. HealthCor Management is the investment manager to certain private investment funds which hold the Common Stock reported herein and by virtue of such status may be deemed to be the beneficial owner of 3,400,000 shares of Common Stock of the Issuer. HealthCor Associates and Messrs. Cohen and Healey have voting and investment power with respect to the Common Stock reported herein, and therefore may each be deemed to be the beneficial owners of such Common Stock and, together with HealthCor Management, comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The HealthCor Group may not be able to vote certain shares of Common Stock on the proposed transaction if those shares were acquired after the record date for the shareholders meeting at which such transaction shall be voted upon; the HealthCor Group may attempt to obtain proxies for any such shares from their holders in order to vote them.

(c) In addition to the transactions disclosed in our Schedule 13D filed on November 2, 2006, the HealthCor Group has made the following open-market purchases of shares of Common Stock during the last 60 days as follows:

Date	Number of Shares	Price Per Share
11/16/2006	100,000	32.520852

Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Letter sent by HealthCor Management, L.P. to the Board of Directors of ICOS Corporation dated December 4, 2006.

Exhibit 2.	Presentation material prepared for HealthCor Management, L.P.’s meeting with Institutional Shareholder Services on November 28, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2006

HealthCor Management, L.P.

By:	HealthCor Associates, LLC, general partner of HealthCor Management, L.P.

By: /s/ Arthur Cohen
Name: Arthur Cohen
Title: Manager

By: /s/ Joseph Healey
Name: Joseph Healey
Title: Manager

HealthCor Associates, LLC

By: /s/ Arthur Cohen
Name: Arthur Cohen
Title: Manager

By: /s/ Joseph Healey
Name: Joseph Healey
Title: Manager

/s/ Joseph Healey
Joseph Healey, Individually

/s/ Arthur Cohen
Arthur Cohen, Individually

EXHIBIT INDEX

Exhibit 1. Letter sent by HealthCor Management, L.P. to the Board of Directors of ICOS Corporation dated December 4, 2006.

Exhibit 2. Presentation material prepared for HealthCor Management, L.P.’s meeting with Institutional Shareholder Services on November 28, 2006.